UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

Specialized Disclosure Report

NRG Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-15891	41-1724239
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

804 Carnegie Center, Princeton, New Jersey	08540
(Address of principal executive offices)	(Zip Code)

Name and telephone number, including area code, of person to contact in connection with this report:	Michael Bramnick Chief Compliance Officer (609) 524-4500

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

NRG Energy, Inc. (“NRG” or the “Company”) has evaluated its current product lines and determined that certain products it manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold (“3TGs”). On the basis of the responses to the Company’s reasonable country of origin inquiries, the Company is unable to determine that the 3TGs necessary to the functionality or production of its products did not originate in the Democratic Republic of Congo or any of the other Covered Countries as defined under Rule 13p-1 of the Securities Exchange Act of 1934, as amended. As a result, the Company has prepared a conflict minerals report, which is attached as Exhibit 1.01 to this Form SD and available on the Company’s website at http://investors.nrg.com/phoenix.zhtml?c=121544&p=irol-sec.

Item 1.02 Exhibit

See Item 1.01 and Item 2.01.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NRG Energy, Inc.
(Registrant)

By:	/s/ Michael Bramnick
Michael Bramnick
Chief Compliance Officer

Date: May 27, 2020

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